UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact February | 2026

Board of Directors Approves Issuance of Subscription Warrants and

Elects Members of the Strategy Committee

São Paulo, February 19, 2026 – Azul S.A. (B3: AZUL53, OTC: AZULQ) (“Azul” or “Company”), in compliance with the provisions of Resolution No. 44 of the Brazilian Securities Commission (“CVM”), dated August 23, 2021 (“CVM Resolution 44”), Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporations Law”), and further to the material facts disclosed on December 12, 2025, January 13 and 21, 2026, and February 3 and 18, 2026, hereby informs its shareholders and the market in general that, at a meeting held on this date, the Company’s Board of Directors, in line with the restructuring plan of the Company in the United States of America under Chapter 11 of the United States Bankruptcy Code and other related documents, approved the issuance of:

(a) subscription warrants to be sold to American Airlines, Inc. (or one of its affiliates), which, if exercised, will grant the right to subscribe for up to 4,862,260,835,197 common shares issued by the Company (“American Subscription Warrants”), with the exercise of such warrants being subject to certain conditions precedent, including prior approval by the Administrative Council for Economic Defense – CADE;

(b) subscription warrants to be sold for the benefit of the Company’s unsecured creditors (as defined in the Chapter 11 Plan), which, if exercised, will grant the right to subscribe for up to 1,231,164,424,677 common shares issued by the Company (“Unsecured Creditors Subscription Warrants”); and

(c) subscription warrants to be sold to United Airlines, Inc. (or one of its affiliates) and to certain creditors of the Company, which, if exercised, will grant the right to subscribe for up to 1,215,565,208,799 common shares issued by the Company (“Additional Subscription Warrants” and, together with the American Subscription Warrants and the Unsecured Creditors Subscription Warrants, the “Subscription Warrants”).

Shareholders shall have preemptive rights to subscribe for the Subscription Warrants in proportion to their shareholdings in the Company’s capital stock. The record date for identifying shareholders entitled to preemptive rights to subscribe for each of the Subscription Warrants will be February 20, 2026 (“Preemptive Rights Record Date”). Shareholders may exercise their respective preemptive rights during the 30 (thirty) calendar days beginning on February 23, 2026. The maximum number of Subscription Warrants that any Shareholder may subscribe for upon exercising its preemptive rights must always correspond to an integer number, and the subscription of fractional warrants will not be permitted. Any rounding adjustments will be made by excluding fractional amounts, maintaining the integer number (rounding down).

Notwithstanding the foregoing, pursuant to the Chapter 11 Plan, shareholders subject to such Plan, including holders of the 11.930% Senior Notes due 2028, the 11.500% Senior Notes due 2029, and the 10.875% Senior Notes due 2030 issued by Azul Secured Finance LLP whose claims were capitalized through the public offering concluded by the Company on January 13, 2026 shall not be permitted to exercise any preemptive rights relating to the Subscription Warrants (including in respect of any new shares of the Company they may have subsequently acquired).

If eligible Shareholders do not fully exercise their respective preemptive rights, any subscription and exercise of Subscription Warrants by third parties may result in dilution of their equity interests in the Company. Assuming the full exercise of all Subscription Warrants approved on this date, the maximum potential dilution for shareholders who do not exercise their preemptive rights may reach approximately 12.53%.

Additional and detailed information regarding the terms and conditions of the Subscription Warrants may be accessed in the minutes of the meeting of the Company’s Board of Directors held on this date, which will be made available on the Company’s investor relations website and on the Enet portal.

Finally, also on this date, the Company’s Board of Directors, in compliance with the provisions of the Chapter 11 Plan, approved, subject to a condition precedent to effectiveness, the election of the members of the Company’s Strategy Committee, with the following composition:

•	Jonathan Seth Zinman

Material Fact February | 2026

•	James Jason Grant
•	Patrick Wayne Quayle
•	John S. Slattery
•	John Peter Rodgerson, and his respective alternate, Jeff Ogar

The effective appointment of the members of the Strategy Committee is subject to the completion of the Company’s restructuring process pursuant to the Chapter 11 Plan, which will be duly communicated to shareholders and the market in general. Additionally, the appointment and effective seating of Mr. Jeff Ogar, as alternate member to Mr. John Peter Rodgerson, shall be subject to certain conditions precedent and additional approvals under the Chapter 11 Plan and related documentation, including approval by CADE.

About Azul

About Azul Azul S.A. (B3: AZUL53, OTC: AZULQ) is the largest airline in Brazil in terms of number of cities served, operating approximately 800 daily flights to more than 137 destinations. With an operating passenger fleet of around 170 aircraft and more than 15,000 crewmembers, the Company operates more than 250 nonstop routes. Azul was named by Cirium (a leading aviation analytics company) as one of the two most punctual airlines in the world in 2023. In 2020, the Company was awarded the world’s best airline by the TripAdvisor Travelers’ Choice Awards, being the only Brazilian airline to receive this recognition. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 19, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer